Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of a call made by the Chief Executive Officer of HomeStreet, Inc. (“HomeStreet”) on March 26, 2024, to HomeStreet employees that includes information regarding the proposed transaction between HomeStreet and FirstSun Capital Bancorp.

HomeStreet Employee Update March 26, 2024: Ok, let’s get started. Good afternoon and welcome to our March all employee update. As always, everyone’s camera and microphone will be muted during the call. If you’d like to ask a question you can do so directly through WebEx by clicking on the chat pane to the right of your screen at any time or through e-mail at AsktheCEO@HomeStreet.com. I continue to encourage you to ask questions and welcome your feedback, but if you would prefer to remain anonymous, please say so at the beginning of your question or comment. Please note a transcript of this call will be filed with the SEC given our pending transaction merger with FirstSun. As such, if you ask a question and do not request that your name be withheld, it will appear along with your associated question in the public filing. All right, let’s get started with an update on our merger: As a reminder, in January we announced HomeStreet has entered into a strategic agreement with FirstSun Capital to create a premier regional bank. The transaction is subject to certain conditions, including a vote of our shareholders and regulatory approval. We continue to work on the first and second reporting lines of our combined organizational chart. We have made many decisions, in fact the majority of line 2 leaders, and we are diligently working through the very small remainder of decisions on line 2. It’s moving a little slower than planned, however we are making good progress. The line 2 leaders who have been selected are currently meeting with team members on both sides so they can propose what their integrated team will look like going forward. Our goal is to retain the best performing functions between the two companies. As with any merger, there will be some redundancies and overlap of certain positions, particularly in the corporate and back-office departments. Fortunately, as I have previously communicated, there are no plans to close any HomeStreet branches as a result of the merger. Additionally, many of the corporate positions will be filled with HomeStreet employees and officers in recognition of the quality and experience of our personnel. I’m very proud of that. I appreciate everyone’s patience during this time. This is the one thing you want us to be sure to get right and to do that it takes careful consideration so please bear with us. The integration of our systems and processes is another work stream that is currently underway. As the combined bank will be well over ten billion dollars in assets, our operational and risk management infrastructure needs to comply with a higher level of regulatory expectations. Also – bear in mind there are more than 100 systems between the two institutions. Decisions on which systems we chose will take some time. For example, our core banking system is on FIS and theirs is on FISERV. A decision on which core system we will use going forward is one of the key decisions we face. As mentioned in last month’s call, it’s worth noting the core system conversion is expected -- at the earliest -- in November of this year – and perhaps more likely it will happen during the first quarter of next year. The myriad of remaining systems -- like the loan origination systems and servicing platforms of both banks -- will also need to be assessed and subsequently converted. If you have questions about the integration efforts, please talk with your department leader who is likely participating in the project. If you have additional merger questions beyond the integration project, I will do my best to answer them transparently after I finish my prepared comments today. I’ll close out this topic with an acknowledgement that I’m aware there is a good deal of anxiety out there. This is a normal response during ANY type of a merger. There will be retention plans and severance packages to encourage people to stay whose jobs may not continue. Changes will come, yet our goal is to provide a seamless transition for our customers, employees, and other stakeholders. We’re going to take the time we need to get it right. As a reminder from Human Resources, if you need assistance with work, home, personal or family issues, the Optum Employee Assistance Program (EAP) is here for you at no charge. All HomeStreet Bank employees and their immediate family members are automatically covered by and have access to the EAP. The services provided to you are completely confidential. In other words, the names of individual employees who seek EAP services are not shared with anyone here at HomeStreet Bank. More information is available on our Sharepoint site under the Human Resources section or by reaching out to the HR mailbox at hr@homestreet.com. How about an Economic Update? In other news, last week the Federal Reserve convened for their March meeting to review the latest economic and financial conditions and to decide if it’s time to lower the federal funds rate. If you have been following the Fed’s activities, you know they have been actively attempting to control inflation by raising interest rates to a now 22-year high. The decision was made to hold rates steady for the fifth consecutive meeting, as they await more data to determine when to lower rates. A majority of Fed policymakers continue to expect three rate cuts this year, but they now see fewer in 2025 and 2026. Their goal is to moderate inflation and bring the current 3% rate down to the Fed’s target of 2%. Most market analysts are expecting the cuts to begin sometime this summer. All of this has an ongoing impact on our loan production. The market needs time to get used to these new, higher rates, which subsequently equate to a higher cost of investment for businesses and higher mortgage rates. Higher mortgage interest rates also reduce the qualification of some people in the market – we’ve already seen this in our single family mortgage lending business and we expect it to continue until mortgage rates decline. A couple of final announcements before I take your questions.

The deadline for first quarter volunteer grant applications is coming up. If you volunteer at a non-profit for at least 30 hours in a calendar year, you may qualify. If approved, the respective non-profit may receive a $500 grant on your behalf. Applications are reviewed quarterly, with first quarter grant applications due by March 31st. Decision notifications will be sent the following week. Visit homestreet.com/volunteer to learn about grant eligibility, record volunteer hours, and how to apply. Alright, Baseball Season. Major league baseball season is underway as of this Thursday -- Opening Day. The Seattle Mariners play the Boston Red Sox, the Los Angeles Dodgers play the St. Louis Cardinals, and the San Diego Padres play the San Francisco Giants. Looks like I missed who the Angels play. Good luck to all the teams we love to cheer for and if you’re a Mariner’s fan, tune into the Mariners Radio Network to hear the HomeStreet Bank Scoreboard announced during each inning. Our ads will also run before, during, and after each game through the 2024 season. Here's looking forward to lots of scoring and lots of wins. All right – that’s it for today. I’d be happy to take any questions you have at this time and as a reminder, a transcript of this call with be filed with the SEC. If you don’t want your name used and published, please state prior to your question that you prefer to remain anonymous. Alright, give me a little time to get set up here. Okay, so far, looks like a correction. Did I misstate Fiserv? Maybe I did, Sarah just corrected me. Thank you, Sarah. Okay, I see no questions, none in the chat pane to the right of my screen and none in AsktheCeo@HomeStreet.com so I’ll give you a minute, a little bit of time. Ah, here’s one. This is from Aaron Crabtree, he asks, “On the core conversion you mentioned, did you say we would be starting in November or would it be in flight then (with the caveat that it may be in quarter one)?” Actually, Aaron, I said we are hoping to do the conversion in November but that conversion start may be delayed until the first quarter. And that’s primarily because in core systems both FIS and Fiserv have a black out period around the end of the year in which they will not do any conversions until after January, I believe, and that ends I believe, the end of November. Anyway, thanks Aaron for the question, you are probably not the only one I confused. Alright, other questions? Boy, you folks are being very good to me today. Alright, next question from Anonymous, “In regards to using the Phish Alert button, do we receive a response from IT if they find the email was not phishing? I know we get a follow-up when it is found to be phishing, but I don't recall seeing anything otherwise. If not, is there a timeframe we should use for opening the email?” I have asked this same question, Anonymous, previously, and I’m not sure I ever got an answer. Maybe while we are on the line, someone from IT will educate us. Next question from Guia Ochoa, “How soon will we know if our positions are going to remain?” Oh darn it, said would like to remain anonymous. Okay, I have to stop and remind everyone, if you would like to be anonymous, please put it at the first sentence or first word of your question because I’m sorry, like this last question, this person wanted to remain anonymous but didn’t say that until the end of the message, and I’d already made a mistake. So, I apologize, please put anonymous at the front of your question. Anyway, the question is how soon will we know if our positions will remain? Some positions we know are going to remain. For example, all of the positions at our branches will remain because we are not going to close any branches. In our lending areas, we think all or substantial all of those positions will remain. There is some question as to what we may consolidate in the operations areas, though I should have an answer to that fairly soon. Corporate positions – this is where the greatest questions are. We are working hard to determine what those retention or not decisions are. I just can’t give you a date at this time. So I apologize, it’s taking longer. It’s important that we get it right, so please be patient. Similar question from Kelsey Herschberger, “Is there an updated timeline for the announcement of Line 2 leadership?” We’ve made most of those decisions and I’m expecting in the next week or so to have the remainder, so again please be patient. Anonymous, “Is there room for promotion prior to the merger being made official, if we can reasonably expect our current position to remain through the process?” That’s kind of a compound question. I would suggest here that you speak to Human Resources. We are not expecting the need to make promotions during this relatively short period, but if there is a compelling reason to do so, of course we would do that. So please in your specific case, if you would reach out to Human Resources. Anonymous, “When will our shareholder vote be taking place?” We haven’t set the date yet. We want to make sure that we have the timeline correct, so soon, very soon. Also Anonymous, “Was the customer notification timeline pushed back as well? They were originally set to go out end of this month.” I think it is important that we know when we expect the merger to close more definitively than just the middle of this year, so I think we are concerned about having more definition around the merger closing date before sending out customer notifications. The answer on PhishAlert, security will tell the PhishAlert submitter if the email is harmful. If the email is spam and marketing emails we don't circle back. Not sure if I understand that. But Mike says if the email is a legitimate business email we let users know. So there you go.

Question from Kevin Haagen, “Has Blue Lion Capital issued any comments on the merger?” Not publicly, but privately though they have been very supportive to other folks who have shared that with me. Because it’s a great transaction. Next is from Greg Rafuse, our western Washington great regional commercial banking president. “Hi Mark, Our team is excited about the expanded lending capabilities we anticipate having once the merger is complete. In addition to the specialty groups and product offerings that will come from existing capacity at Sunflower, are there any plans to further expand lending products and services as our two institutions combine? If so, are you able to share any detail as to what we may expect?” And, then a kind comment. How do I answer that? One, as Greg suggests, we expect to expand the range of commercial lending loans we make to some businesses and industries we currently don’t feel comfortable banking, which is significant. Sunflower has significant experience in lending to these industries or areas. In particular, I’ll just give you one example, they have a very fine asset back lending group. We do a little asset back lending, but it’s kind of more ABL light as we call it, and they have a true asset back lending group with significant monitoring capabilities and expertise that we don’t have. So, I’m kind of excited about that. Beyond that, there are some other industries that they bank, that we haven’t traditionally, some in the technology area for an example. But I think I will stop there. Instead of me trying to expand on particular products. The only other thing I would mention beyond commercial lending products, would be wealth management. They have a trust and wealth management group that we do not have here. I’m pretty excited about that. We have a strong private client group, and a fair number of customers who would much prefer to do business with us as their investment and wealth manager than others because of their trust with us. We tried starting our wealth management group here several years ago. It was very tough to start and we ended up shelving that project, but we never did have trust and so I’m excited to be adding that to our product suite. Thank you for the question, Greg. Alright, Anonymous. “Will letters go out in March or are we thinking towards end of April?” Anonymous, I can’t tell you, trying to pin me down though. Next, Anonymous asks, “Will the Banks charters merge immediately at close or will the two banks initially operate independently with separate FDIC insurance limits for deposits split across the two banks?” Anonymous, it’s our expectation that it will be simultaneous merger of the holding companies of the banks. So, that’s a no. Anonymous, “Are you able to give an estimate as to how much notice we might receive if our positions are being eliminated?” I can’t definitively today, but I would expect it to be measured in months and not weeks or days, if that helps. Anonymous, “Is there a severance package if your position is eliminated?” Yes, there will be severance if your position is eliminated. Next Anonymous, “Have we worked out the details of the vacation and sick balances that many of us had. Will we be paid out before the merger?” Again, your sick time will carry forward, and you will have access to your vacation time as well. I do not believe that we are going to be paying out vacation time, but I think we haven’t concluded yet on that question. I know that they have a very different vacation policy than ours and I have not yet gotten a final answer on how we are reconciling those. But continue to ask the question and we’ll make sure it gets answered. Next question from Jocelyn Govea, “Do you potentially see online banking changing for customers?” Depends on which core system we chose. If the choice is to stay with FIS and our core system there would be no change. The other side of that is if the decision is to stay with their system, with FISERV, then yes, there would be a change to our customers. Just the reality of a merger, unfortunately. Alright, let me go over to AsktheCEO@homestreet.com. Anonymous, same question on sick and vacation. You are not going to lose your sick time, and you’re not going to lose your vacation time. We’ll have to see. Sick time, you’ll still get credit for in their system, and you’re not going to lose it. And vacation, I’m still waiting for a definite answer of as to whether it gets added or we pay out. So , please bear with me on that answer. Next question, from Anonymous, no, Melissa Haas, “Will HomeStreet be offering job searches support services such as resume preparation for employees who will not be retained?” That’s a very good question. Let me take that question back and we will answer it in the Q&A. It’s a very good question, but I don’t think we’ve discussed it yet, so thank you for the question. Thanks. Next question. Mimi – I don’t know when I’ll be back in Los Angeles again. This is our great Irvine branch manager, Mimi Farsani, asking me when I’m going to be in Southern California. I want to be, just not sure when. I’ll let you know. Alright. This is a great question. This is a question, and I’m just going to say it’s Anonymous even though I could use the individual’s name because it relates to everyone. Question: “Our offer letters from Sunflower do not reflect our merit increases. Once the merger is complete, will Sunflower honor the increase?” Well, if you read your offer letter closely it says any changes in your salary or wages, or hourly rate, between the date of the letter and day of the merger will be reflected in your Sunflower Bank wages. So, of course they are going to honor the increase. No one wants to disadvantage anyone here. It’s a great question, though, because it kind of relates to everybody. Okay, here’s a variation on a very popular question. Anonymous “With the sick time/vacation I’m really curious about negative sick or vacation time and how that will transfer.” I am ,too. I’m curious about that also. So look, I don’t know that answer. I think that if you assume negative answers would transfer forward, that would not be unfair and if they don’t, that would be good for you, if you are asking for yourself. So that question also will need to be answered, but I can’t answer as I’m sitting here. But I appreciate it. We have some people who we allow to take certain amount of vacation or sick time beyond what they have currently accrued, and we expect that it will be made up as they work in future periods and if the merger date occurs while some people are in the negative, then we have this question. Which is a very good question. Thank you, Anonymous, I wish I had a quick answer. We’ll figure all this out. Next question is on severance and how it’s going to be calculated. I’m not in a position to answer that on this call. When we determine which jobs are not going to be continued, there will be a determination as to the size of severance for various people and positions. Sorry I can’t answer that today. Alright, that looks like the end of the questions today. I thought this was going to be slow, but of course, I should just count on you for coming through for me and bringing me more questions, and you’ve done a great job again today. I always appreciate your time. As I’ve told you previously, I think I get more out of these calls than you do. I appreciate your attendance. I think we had a strong attendance today: 516 participants out of 870 FTE. That’s a lot. I know it’s taking time out of your busy work-day. Thank you all today. Look forward to talking to you next month.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER.

Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the

SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.